UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of April

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                           4 April 2007
                                      BioProgress plc

                                      Board Update

London, UK, 4 April 2007: BioProgress plc ('BioProgress' or the 'Company') (AIM:
BPRG; NASDAQ:  BPRG), the specialty  pharmaceutical and healthcare  company,  is pleased to announce the following  reorganisation  of its board.  Anthony (Tony)
Knight, currently non-executive director, will take up the role of Non-Executive
Chairman whilst Peter Ibbetson,  currently  Non-Executive Chairman, will take up the new role of Senior Non-Executive  Independent Director.  These board changes are with immediate effect and reflect the Company's next phase of development.

Tony  joined  the Board in  November  2005 as part of a  continuing  process  of evolving the  competencies of the Board to anticipate the changing  dynamics and growing needs of the  business.  The past two years have been a time of constant and  necessary  change for  BioProgress  plc. The Board has been led during this period by Peter  Ibbetson who,  with the support of the rest of his  colleagues, has helped the CEO, Richard  Trevillion,  achieve the first phases of his vision for the  Company.  During this period the  Company has been  transformed  from a general  industrial  technology  platform business to a dynamic,  international, technology enabled, specialty pharmaceutical and healthcare business.

The next  phase  will be equally  demanding  for what is now a vibrant,  growing healthcare  business.  Peter has  elected to take up the new board  position  of
Senior Non-Executive  Independent  Director.  In recognition of the focus of the business moving forward his position as Non-Executive  Chairman will be taken up by the  pharmaceutical  sales and market veteran Anthony  Knight.  The Directors wish to record their grateful thanks for the contribution that Peter made during his period as Chairman and look forward to working with him in his new role.

Anthony has over 30 years of experience in the  Pharmaceutical  Industry holding senior positions in Marketing, Sales, Commercial, Training, Business Development
and  Business  Information  as  well as  being  chairman  of the UK and  Ireland
Pfizer/Warner Lambert co-promote venture. He left the board of Parke-Davis UK in
2000, where he was the Customer Marketing  Director,  following the take-over by
Pfizer during which time he was a senior member of the integration team. He then established Portland Partnership with its primary focus of providing consultancy services for Business  Strategy in the Healthcare  Sector  challenging  existing business models and developing alternative  solutions.  He has collaborated with
University  departments on his novel  outcomes  guarantee  methodology  and is a contributor to INSEAD's Healthcare 2020 forum.

Richard Trevillion, Chief Executive Officer, said:

"As the  Company  enters  its next  stages of  development  and  growth,  market positioning  and marketing  strategy will be of  increasing  importance.  Tony's background  and network will be of  tremendous  value in achieving our goals and
I'm delighted he has agreed to move up to the role of Chairman.  I would like to record our thanks to Peter for his contribution as  Non-Executive  Chairman over the past 18 months, a period of significant re-organisation for the Company, and look forward to continuing to work with Peter in his new role."

Anthony Knight, Non - Executive Chairman, said:

"I feel  privileged to have been elected to the Chair by my  colleagues.  I look forward to providing focussed leadership to the Board to help the executive team drive  the  business  forward  to  achieve  its  goals  and in so  doing  create substantial and sustainable value for our shareholders."

Peter Ibbetson, Senior Non-Executive Director, said:

"It has been a privilege to work with the Board during the  restructuring of the
Company,  and as we look to the next stage of  development  I am delighted  that
Tony has agreed to take the lead leveraging his extensive experience."

For further information:

BioProgress Plc                                     + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                             + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress

BioProgress  plc  is  an  innovative  specialty  pharmaceutical  and  healthcare business  based around its platform  technologies  in polymer and film  systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application  within 24 patent families and has product  development  agreements  and strategic  alliances  with several  global companies.  As a virtually integrated  business,  BioProgress has acquired sales and marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The  business  continues  to develop  innovative delivery mechanisms using its XGEL™ polymer technology,  replacing the need to use animal-derived  gelatine in pharmaceutical and healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information

The Ordinary  Shares of BioProgress  plc are registered  under the US Securities and Exchange Act of 1934. To the extent that this announcement  contains certain
"forward-looking  statements"  within  the  meaning  of the  Private  Securities
Litigation  Reform Act of 1995,  this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and
changes  in   circumstances.   Actual  results  may  vary  materially  from  the
expectations  contained in the forward-looking  statements.  The forward-looking statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed information  about  factors  pertinent to the business of the company that could cause actual  results to differ is set forth in the  Company's  filings with the
Securities and Exchange  Commission.  The Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking statements  whether as a result of new information,  future events or otherwise.
This  announcement is for  information  only and does not constitute an offer or invitation to acquire or dispose of any  securities or  investment  advice.  The
distribution  of  the  announcement   and/or  issue  of  securities  in  certain
jurisdictions  may be  restricted  by law.  Persons into whose  possession  this announcement  comes are required to inform  themselves about and to observe such restrictions.

END

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: April 04, 2007